Pursuant to Rule 424(b)(1),
Registration No. 333-194862

115,972,361 Shares

Houghton Mifflin Harcourt Company

COMMON STOCK

This prospectus relates to the resale of up to an aggregate of 115,972,361 shares of common stock of Houghton Mifflin Harcourt Company by the selling stockholders (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest) identified in this prospectus. Pursuant to this prospectus, the selling stockholders are permitted to offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described in the section of this prospectus entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Houghton Mifflin Harcourt Company is registering the offer and sale of the shares of its common stock hereunder pursuant to the investor rights agreement, dated June 22, 2012, between the Company and certain of its stockholders (the “Investor Rights Agreement”).

The selling stockholders identified in this prospectus are offering all of the shares of common stock under this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “HMHC.” On May 7, 2014, the last reported sale price of the shares of our common stock as reported on NASDAQ was $19.01 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and the “Risk Factors” sections in our Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the three months ended March 31, 2014 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 12, 2014

We and the selling stockholders have not authorized anyone to provide any information other than that contained or incorporated by reference into this prospectus or any free writing prospectus prepared by us or on our behalf or to which we have referred you. We can take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

As used in this prospectus, the terms “we,” “us,” “our,” “HMH” and the “Company” refer to Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires.

TRADEMARKS

This prospectus and the documents incorporated by reference herein contain references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the documents incorporated by reference herein may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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STATEMENT REGARDING INDUSTRY AND MARKET DATA

We obtained the market, industry and competitive position data contained in or incorporated by reference into this prospectus from our own internal data and estimates and a variety of third-party sources, including independent industry publications, government publications, reports by market research firms or other published independent sources. The third-party sources include The Condition of Education 2013, dated May 2013, by the National Center for Education Statistics (“NCES”); Digest of Education Statistics, 2011, dated May 2012, by the NCES; Public Elementary and Secondary School Student Enrollment and Staff Counts From the Common Core of Data: School Year 2010-11, dated April 2012, by the NCES; Projections of Education Statistics to 2021 (Fortieth Edition), dated January 2013, by the NCES; American Revolution 2.0: How Education Innovation is Going to Revitalize America and Transform the U.S. Economy, dated July 4, 2012, by GSV Asset Management; Statistical Abstract of the United States: 2012, dated January 2013, by the U.S. Census Bureau; “Early Learning: America’s Middle Class Promise Begins Early”, by the U.S. Department of Education; Evaluation of Evidence-Based Practices in Online Learning: A Meta-Analysis and Review of Online Learning Studies, dated September 2010, by the U.S. Department of Education; “Florida instructional materials adoption schedule for adoption years 2011-2012 through 2016-2017”, by the Florida Department of Education; “Curriculum Frameworks: Mathematics”, by the California Department of Education; “Instructional Materials 2013-2014 Adoption Bulletin”, by the Texas Education Agency; “Instructional Materials Adoption”, by the Association of American Publishers; “Population & Development: Global Population Patterns and Trends”, by the United Nations Educational, Scientific and Cultural Organization (UNESCO); “School enrollment, preprimary (% gross)”, by the World Bank, with data from the UNESCO Institute for Statistics; A Study of the Instructional Effectiveness of Go Math!: Report Number 399, dated March 2011, by the Educational Research Institute of America; and 2013 Q-Score Data, provided by Marketing Evaluations, Inc. We believe that each of these third-party sources is reliable. Our internal data and estimates, which we believe are true and accurate, are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

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PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the documents incorporated by reference herein, before making an investment decision. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Company Overview

We are a leading global provider of education solutions, delivering content, technology, services and media to over 50 million students in over 150 countries worldwide. We deliver our offerings to both educational institutions and consumers around the world. In the United States, we are the leading provider of kindergarten through twelfth grade, or K-12, educational content by market share. We believe that nearly every current K-12 student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with these students that is difficult for others to replicate and positions us to continue to provide our broader content and services to serve their lifelong learning needs. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which are generally known.

For a description of our business, financial condition, results of operations and other important information regarding Houghton Mifflin Harcourt Company, we refer you to our filings with the Securities and Exchange Commission (“SEC”) incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., was incorporated under the laws of the State of Delaware on March 5, 2010. Our principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116. Our telephone number is (617) 351-5000. Our website is www.hmhco.com. The information contained on our website, or any other website that is referred to in this prospectus, does not constitute a part of this prospectus and is not incorporated by reference into this prospectus or any accompanying prospectus supplement.

THE OFFERING

Common stock offered by us	We are not selling any shares of common stock pursuant to this prospectus.

Common stock offered by the selling stockholders	Up to 115,972,361 shares of common stock.

Common stock outstanding as of May 7, 2014	139,994,391 shares of common stock.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the common stock offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus.

Dividend policy	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future.

Listing	Our common stock is listed on NASDAQ under the symbol “HMHC.”

Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock outstanding excludes 16,297,857 shares issuable pursuant to the HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan (the “MIP”) as of March 31, 2014, including 12,464,918 shares that are subject to options granted pursuant to the MIP as of March 31, 2014 at a weighted average exercise price of $12.79 per share and 221,752 restricted stock units outstanding as of March 31, 2014, and excludes 7,368,314 shares of common stock that we may issue upon exercise of outstanding warrants as of March 31, 2014, with a weighted average exercise price of $21.14 per share.

Except as otherwise indicated, all information in this prospectus gives effect to a 2-for-1 stock split that occurred on October 22, 2013.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information set forth in this prospectus or incorporated herein by reference, before deciding whether to invest in our common stock. In addition to those listed below and elsewhere in this prospectus, you should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which are incorporated by reference in this prospectus. If any of these risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

The market price for our common stock may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	changes in economic trends or the continuation of current economic conditions;

•	changes in state and local education funding and/or related programs, legislation and procurement processes;

•	changes in schools’ curriculum programs in various states;

•	changes in consumer demand for, and acceptance of, our publications;

•	industry cycles and trends;

•	changes in laws or regulations governing our business and operations;

•	changes in technology and the digitalization of content;

•	the sustainability of an active trading market for our common stock; and

•	future sales of our common stock by our stockholders.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including other publishing companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of our common stock.

Additional sales of a substantial number of our shares of common stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the price of our common stock and could materially impair our ability to raise capital through the sale of additional shares. As of May 7, 2014, we had 139,994,391 shares of common stock issued and outstanding. Of these shares, 20,987,500 shares that were sold in our initial public offering are freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares acquired by our directors, executive officers or other affiliates (as that term is defined in the Securities Act), approximately 66,628,046 shares held by certain of our stockholders will be freely tradable after the expiration of the “lock-up” restrictions described below and approximately 52,378,845 shares held by our directors, executive officers and other affiliates are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, certain of our existing stockholders, including the selling stockholders, holding approximately 119 million shares of our outstanding common stock and each of our executive officers and directors are subject to “lock-up” restrictions pursuant to the Investor Rights Agreement and agreements with the underwriters for our initial public offering, which are currently expected to expire as of May 26, 2014. However, the underwriters may waive the lock-up provisions at any time at their discretion. After the expiration of the lock-up restrictions, all of the shares held by our existing stockholders, other than shares held by our directors, executive officers and other affiliates, will be freely tradable. The shares beneficially owned by certain of our affiliates are being registered pursuant to the registration statement of which this prospectus forms a part and may be sold under this prospectus at any time after the expiration of the lock-up restrictions. As of the date of this prospectus, the selling stockholders beneficially own approximately 80% of our common stock. The sale of all or a portion of the shares by the selling stockholders or our other stockholders in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

Pursuant to the Company’s Investor Rights Agreement, certain of our stockholders, including the selling stockholders, have certain demand and piggyback rights that may require us to file additional registration statements registering their common stock or to include sales of such common stock in registration statements that we may file for ourselves or other stockholders. Any shares of common stock sold under these registration statements or this prospectus will be freely tradable in the public market. In the event such registration rights are exercised and a large number of shares of common stock is sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with this registration and any such registrations, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ fees, discounts and commissions (except for the first underwritten demand registration or shelf takedown by stockholders under this prospectus), stock transfer taxes and certain legal expenses. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about us or our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the credit agreements governing our term loan facility and revolving credit facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. In addition,

Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We incur increased costs as a result of being a publicly traded corporation.

We have a limited history operating as a publicly traded corporation. We incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and NASDAQ. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our common stock.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. The requirements of Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition to our report on internal control over financial reporting, our independent registered public accounting firm will be required to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. In the future, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Also, our auditors have not yet conducted an audit of our internal control over financial reporting. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligation or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our common stock could decrease significantly. Failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or other regulatory authorities. The accompanying loss of public confidence could harm our business and cause a decline in the price of our common stock.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow will be distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us may also be subject to, among other things, future restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt and pay dividends (if any).

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and our amended and restated by-laws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These provisions include, among others:

•	our board of directors’ ability to issue, from time to time, one or more classes of preferred stock and, with respect to each such class, to fix the terms thereof by resolution;

•	provisions relating to the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	provisions requiring stockholders to hold at least 50.1% of our outstanding common stock in the aggregate to request special meetings and restricting the ability of stockholders to bring proposals before meetings;

•	provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

These provisions of our amended and restated certificate of incorporation and amended and restated by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our common stock in the future, which could reduce the market price of our common stock. For more information, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply to us or to any of our stockholders or directors, except in limited circumstances, which may adversely affect our business or prospects.

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours. The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors from personally benefiting from opportunities that belong to the corporation. The Company has renounced any prospective corporate opportunity so that our stockholders and directors, other than those that are employees, consultants or officers of ours, and their respective representatives have no duty to communicate or present corporate opportunities to us and have the right to either hold any corporate opportunity for its (and its representatives’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than the Company. As a result, our stockholders, directors and their respective affiliates will not be prohibited from investing in competing businesses or doing business with our customers. Therefore, we may be in competition with our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, a transaction that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Affiliates of Paulson & Co., Inc. own a significant portion of our outstanding common stock and will have the right to nominate one director for election to our board of directors after this offering, so long as they hold at least 15% of our outstanding common stock.

As of May 7, 2014, investment funds and managed accounts affiliated with Paulson & Co., Inc. (“Paulson”) beneficially owned, in the aggregate, approximately 22.8% of our outstanding common stock. We have entered into an amended and restated director nomination agreement with these stockholders under which Paulson has the right to nominate one director for election to our board of directors so long as Paulson holds at least 15% of our issued and outstanding common stock, and we have agreed to take certain actions in furtherance of Paulson’s rights under the director nomination agreement. In addition, if requested by Paulson, we have agreed to cause the director nominated by Paulson to be designated as a member of each committee of our board of directors unless the designation would violate legal restrictions or the rules and regulations of the national securities exchange on which our common stock is listed. As a result of their ownership interests and director nomination rights, the stockholders affiliated with Paulson may have the ability to influence the outcome of matters that require approval of our stockholders or to otherwise influence the Company. The interests of these stockholders might conflict with or differ from other stockholder interests, and it may cause us to pursue transactions or take actions that could enhance their equity investments, even though such transactions or actions may involve risks to other stockholders.

Any offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes, which may result in limitations on the Company’s use of certain tax attributes.

The sale of shares of our common stock in any offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes. If the Company undergoes an ownership change, the Company may be limited in its ability to use certain tax attributes, including its net operating losses, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company has certain significant tax attributes (other than net operating losses) and expects that these tax attributes will not be subject to any limitation as a result of any potential ownership change.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement that we may issue and the documents incorporated by reference include forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “projects,” “anticipates,” “expects,” “could,” “intends,” “may,” “will” or “should,” “forecast,” “intend,” “plan,” “potential,” “project,” “target” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and potential business decisions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in or incorporated by reference into this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in or incorporated by reference into this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	changes in state and local education funding and/or related programs, legislation and procurement processes;

•	adverse or worsening economic trends or the continuation of current economic conditions;

•	changes in consumer demand for, and acceptance of, our products;

•	changes in competitive factors;

•	offerings by technology companies that compete with our products;

•	industry cycles and trends;

•	conditions and/or changes in the publishing industry;

•	changes or the loss of our key third-party print vendors;

•	restrictions under the credit agreements governing our term loan facility and revolving credit facility;

•	changes in laws or regulations governing our business and operations;

•	changes or failures in the information technology systems we use;

•	demographic trends;

•	uncertainty surrounding our ability to enforce our intellectual property rights;

•	inability to retain management or hire employees;

•	impact of potential impairment of goodwill and other intangibles in a challenging economy;

•	stock price may be volatile or may decline regardless of our operating performance;

•	provisions in our organizational documents may delay or prevent our acquisition by a third party; and

•	any offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes, which may result in limitations on the Company’s use of certain tax attributes.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. We urge you to read this entire prospectus carefully, including the information incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus or incorporated herein by reference may not occur.

We undertake no obligation, and do not expect, to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in or incorporated by reference into this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, including the underwriters’ discounts and commissions for the first underwritten demand registration or shelf takedown by stockholders under this prospectus, as well as other offering expenses payable by us.

MARKET PRICES AND DIVIDEND POLICY

Market information.    Our common stock has been listed on NASDAQ under the symbol “HMHC” since November 14, 2013. The following table sets forth for the periods indicated the high and low sale prices for our common stock as reported by NASDAQ.

	High	Low
Period from November 14, 2013 through December 31, 2013	$18.73	$13.74
Period from January 1, 2014 through March 31, 2014	$21.00	$16.92
Period from April 1, 2014 through May 7, 2014	$21.00	$18.81

The closing price of our common stock on NASDAQ on May 7, 2014 was $19.01 per share.

Holders.    As of May 7, 2014, there were approximately 119 stockholders of record of our common stock, one of which was Cede & Co., a nominee for The Depository Trust Company. All of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are considered to be held of record by Cede & Co., who is considered to be one stockholder of record. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares of common stock are held of record by banks, brokers and other financial institutions. Because such shares of common stock are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have.

Dividends and Dividend Policy.    We have not paid any dividends since our incorporation in 2010. For the foreseeable future, we intend to retain any earnings to finance our business and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including restrictions contained in our credit agreements), business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, including the underwriters’ discounts and commissions for the first underwritten demand registration or shelf takedown by stockholders under this prospectus, as well as other offering expenses payable by us. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We will not receive any proceeds from the sale of common stock from time to time pursuant to this prospectus.

You should read the information set forth below in conjunction with our audited consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which are incorporated by reference herein.

(dollars in thousands)	As of March 31, 2014
Cash, cash equivalents and short-term investments	$268,324

Current portion of long-term debt	$2,500
Long-term debt (1)	242,500

Total debt	245,000
Preferred stock, $0.01 par value: 20,000,000 shares authorized; no shares issued and outstanding as of March 31, 2014	—
Common stock, $0.01 par value: 380,000,000 shares authorized; 140,076,413 shares issued; and 139,994,391 shares outstanding as of March 31, 2014	1,400
Treasury stock, 82,022 shares as of March 31, 2014	—
Capital in excess of par value	4,752,620
Accumulated deficit	(3,034,757)
Accumulated other comprehensive income (loss)	(13,079)

Total stockholders’ equity	1,706,184

Total capitalization	$1,951,184

(1)	Represents borrowings under our term loan facility as of March 31, 2014. Under our revolving credit facility, we also have up to $250.0 million of borrowing availability, subject to borrowing base availability, which as of March 31, 2014, was approximately $145.4 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which is incorporated by reference herein, for additional information regarding our term loan facility and revolving credit facility.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth, as of May 7, 2014, information regarding the beneficial ownership of the outstanding shares of our common stock by:

•	each person who is known to be the beneficial owner of more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers individually;

•	all members of our board of directors and executive officers as a group; and

•	all selling stockholders.

Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Shares of common stock subject to options currently exercisable and convertible securities currently convertible, or exercisable or convertible within 60 days after the date of this prospectus, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each executive officer and director listed below is c/o Houghton Mifflin Harcourt Company, 222 Berkeley Street, Boston, Massachusetts 02116.

	Shares of Common Stock Beneficially Owned as of May 7, 2014		Shares of Common Stock That May Be Offered for Resale
Name of Beneficial Owner:	Number of Shares	Percentage
5% Stockholders:
Paulson & Co. Inc. (1)	32,312,552	22.8%	32,312,552
Anchorage Funds (2)	21,839,380	15.6%	21,839,380
Avenue Capital Management II, L.P. (3)	12,457,495	8.8%	12,457,495
Blackrock Funds (4)	9,214,156	6.6%	9,214,156
The Q Investments Funds (5)	9,201,932	6.6%	—

Executive Officers and Directors:
Lawrence K. Fish (6)	19,532	*	—
John R. McKernan, Jr. (7)	11,342	*	—
L. Gordon Crovitz (8)	11,814	*	—
Jill A. Greenthal (9)	12,770	*	—
John F. Killian (10)	12,770	*	—
Sheru Chowdhry	—	—	—
E. Rogers Novak, Jr. (11)	10,160	*	—
Jonathan F. Miller (12)	6,650	*	—
Linda K. Zecher (13)	2,784,191	2.0%	—
Eric L. Shuman (14)	826,557	*	—
Mary Cullinane (15)	163,743	*	—
Lee R. Ramsayer (16)	204,679	*	—
Brook M. Colangelo (17)	10,000	*	—
All Directors and Executive Officers as a group (17 persons) (18)	5,387,286	3.7%	—

	Shares of Common Stock Beneficially Owned as of May 7, 2014		Shares of Common Stock That May Be Offered for Resale
Name of Beneficial Owner:	Number of Shares	Percentage
Other Selling Stockholders:
ABRY Advanced Securities Fund, LP (19)	430,347	*	430,347
Contrarian Funds (20)	3,178,732	2.3%	3,178,732
Credit Suisse Securities (USA), LLC (21)	3,112,035	2.2%	3,112,035
Fort Hill Funds (22)	905,576	*	905,576
Guggenheim Funds (23)	5,087,977	3.6%	5,087,977
Knighthead Funds (24)	3,050,596	2.2%	3,050,596
Lehman Commercial Paper Inc. (25)	4,191,831	3.0%	4,191,831
LeverageSource IV, LLC (26)	4,086,146	2.9%	4,086,146
MatlinPatterson Global Opportunities Master Fund L.P. (27)	708,900	*	708,900
Morgan Stanley & Co. LLC (28)	4,430,071	3.2%	3,162,752
MSD Credit Opportunity Master Fund, L.P. (29)	2,002,180	1.4%	2,002,180
Oak Hill Funds (30)	4,642,882	3.3%	4,642,882
Oaktree Funds (31)	559,024	*	559,024
Silver Point Funds (32)	2,870,217	2.1%	2,621,428
TOP Fund II, LLC (33)	1,545,296	1.1%	1,545,296
All Other Selling Stockholders (34)	863,076	*	863,076

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Includes 1,399,994 shares of common stock underlying warrants that are currently exercisable. Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts are referred to in this prospectus as the “Paulson Funds”). John Paulson is the President and sole Director of Paulson. In its role as investment advisor or manager, Paulson possesses voting and investment power over the shares of our common stock listed above that are owned by the Paulson Funds. The pecuniary interest of all shares of our common stock reported in this row is owned by the Paulson Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Exchange Act, Paulson disclaims beneficial ownership of all shares of common stock reported in this prospectus as being owned by the Paulson Funds. The address for the Paulson Funds is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, NY, NY 10020.
(2)	Includes 449,506 shares of common stock underlying warrants that are currently exercisable. Anchorage Capital Group LLC (“ACG”) is the investment advisor to each of Anchorage Capital Master Offshore, Ltd., Anchorage Illiquid Opportunities Offshore Master II, L.P., ANCHORAGE ILLIQUID OPPORTUNITIES OFFSHORE MASTER III, L.P., Anchorage Illiquid Opportunities Offshore Master, L.P., GRF Master Fund II, L.P. and PCI Fund LLC (collectively, the “Anchorage Funds”). Anchorage Advisors Management LLC (“Anchorage Management”) is the sole managing member of ACG. Mr. Anthony Davis is the president of ACG and a managing member of Anchorage Management. Mr. Kevin Ulrich is the chief executive officer of ACG and the senior managing member of Anchorage Management. The mailing address of each of the Anchorage Funds is 610 Broadway, 6th Floor, New York, NY 10012.
(3)

Includes 937,998 shares of common stock underlying warrants that are currently exercisable. Avenue Capital Management II, L.P. (“Avenue Advisor”) is the investment advisor or manager to several investment funds that own the shares of our common stock listed above (the “Avenue Funds”). Avenue Capital Management II GenPar, L.L.C. (“ACM GenPar”) is the general partner of Avenue Advisor. Marc Lasry and Sonia Gardner are the managing members of ACM GenPar. Each of Avenue Advisor, ACM GenPar, Mr. Lasry and Ms. Gardner may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. The pecuniary interest of all shares of the Company’s common stock reported in this row is owned by the Avenue Funds. Avenue Advisor, ACM

GenPar and Mr. Lasry disclaim any beneficial ownership. The mailing address for the Avenue Funds is c/o Avenue Capital Management II, L.P., 399 Park Avenue 6th Floor, New York, NY 10022.
(4)	Includes 674,582 shares of common stock underlying warrants that are currently exercisable. Blackrock, Inc. is the ultimate parent holding company of Blackrock Financial Management, Inc. Blackrock Financial Management, Inc. is the Manager of Blackrock Credit Investors Master Fund LP, the Investment Manager of R3 Capital Partners Master, L.P. and Blackrock Credit Investors Master Fund SPV LP, the Investment Advisor of each of Blackrock Fixed Income Portable Alpha Master Series Trust, MET INVESTORS SERIES TRUST BLACKROCK HIGH YIELD PORTFOLIO, The OBSIDIAN Master Fund, VALUE CREDIT PARTNERS, LP and Value Credit Partners (Offshore) Master, L.P., and the Sub-Advisor of each of Blackrock Corporate High Yield Fund VI Inc., Blackrock Debt Strategies Fund Inc., Blackrock Defined Opportunity Credit Trust, Blackrock Floating Rate Income Strategies Fund Inc., Blackrock Floating Rate Income Trust, Blackrock Funds II Blackrock Floating Rate Income Port, Blackrock Funds II High Yield Bond Portfolio, Blackrock Global Investment Series Income Strategies Portfolio, Blackrock Limited Duration Income Trust and Blackrock Senior Floating Rate Portfolio (collectively, the “Blackrock Funds”). On behalf of Blackrock Financial Management, Inc., James Keenan, as a Managing Director of Blackrock Financial Management, Inc., has voting and investment power over the securities held by each of the Blackrock Funds. James Keenan expressly disclaims beneficial ownership of all shares held by each of the Blackrock Funds. The mailing address for each of the Blackrock Funds is c/o BlackRock Financial Management, Inc. – Leveraged Finance Group, 55 East 52nd Street, New York, NY 10055.
(5)	Beneficial ownership information and the information in this footnote are based solely on information contained in a Schedule 13G filed with the SEC on January 15, 2014 and information provided to the Company by the Q Investments Funds. The Q Investments Funds include the following entities: Q5-R5 Trading, Ltd., SBBS, LLC, SBOB, Ltd., R2 Investments, LDC, R2 Top Hat, Ltd. and SBOW, Ltd. With respect to shares held by each of Q5-R5 Trading, Ltd., SBBS, LLC and SBOB, Ltd. (collectively, the “Q Funds”), Q Global Capital Management, L.P. and Q Domestic Advisors, LLC, as investment managers, have sole voting and dispositive power for their respective funds; Q Global Capital Management, L.P. is controlled by its general partner, Q Global Advisors, LLC, which in turn, together with Q Domestic Advisors, LLC, is controlled by Geoffrey P. Raynor. With respect to shares held by each of R2 Investments, LDC, R2 Top Hat, Ltd. and SBOW, Ltd. (the “Amalgamated Gadget Funds”), Amalgamated Gadget, L.P., as investment manager, has sole voting and dispositive power; Amalgamated Gadget, L.P. is controlled by its general partner, Scepter Holdings, Inc., which in turn is controlled by Geoffrey P. Raynor. Includes 598,120 shares of common stock underlying warrants held by one of the Q Funds that are currently exercisable. Also includes shares held by Amalgamated Gadget, L.P. directly. The mailing address for each of the Q Funds is c/o Q Global Capital Management, L.P./Q Domestic Advisors, LLC, 301 Commerce Street, Suite 3200, Fort Worth, TX 76102. The mailing address for each of the Amalgamated Gadget Funds is c/o Amalgamated Gadget, L.P., 301 Commerce Street, Suite 3200, Fort Worth, TX 76102.
(6)	Includes 9,132 shares of common stock underlying restricted stock units that will vest within 60 days.
(7)	Includes 4,542 shares of common stock underlying restricted stock units that will vest within 60 days.
(8)	Includes 5,014 shares of common stock underlying restricted stock units that will vest within 60 days.
(9)	Includes 5,970 shares of common stock underlying restricted stock units that will vest within 60 days.
(10)	Includes 5,970 shares of common stock underlying restricted stock units that will vest within 60 days.
(11)	Includes 3,360 shares of common stock underlying restricted stock units that will vest within 60 days.
(12)	Represents 6,650 shares of common stock underlying restricted stock units that will vest within 60 days.
(13)	Includes 2,763,158 shares underlying stock options that are vested and currently exercisable or will become vested and exercisable within 60 days.
(14)	Includes 818,714 shares underlying stock options that are vested and currently exercisable or will become vested and exercisable within 60 days.
(15)	Represents 163,743 shares underlying stock options that are vested and currently exercisable or will become vested and exercisable within 60 days.
(16)	Represents 204,679 shares underlying stock options that are vested and currently exercisable or will become vested and exercisable within 60 days.

(17)	Represents 10,000 shares underlying stock options that are vested and currently exercisable or will become vested and exercisable within 60 days.
(18)	Includes 5,270,235 shares underlying stock options that are vested and currently exercisable or will become vested and exercisable within 60 days and 40,638 shares underlying restricted stock units that will vest within 60 days.
(19)	Royce Yudkoff has sole voting and dispositive power over the shares held by ABRY Advanced Securities Fund, LP and/or investment control over ABRY Advanced Securities Fund, LP. The mailing address for ABRY Advanced Securities Fund, LP is 111 Huntington Avenue, 29th Floor, Boston, MA 02199.
(20)	Jon Bauer is the managing member of Contrarian Capital Management, L.L.C., which is the managing member of each of CCM Pension-A, L.L.C., CCM Pension-B, L.L.C. and CCM Pension-C, L.L.C., the investment manager of each of Contrarian Advantage Master Fund I Limited, Contrarian Capital Fund I, L.P., Contrarian Capital Senior Secured, L.P. and Contrarian Capital Trade Claims, L.P., the non-member manager of Contrarian Funds, L.L.C. and the investment adviser of Permal Contrarian Fund I Ltd (collectively, the “Contrarian Funds”), and as such, may be deemed to have sole voting and dispositive power over the shares held by the Contrarian Funds and/or investment control over the Contrarian Funds. The mailing address for each of the Contrarian Funds is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.
(21)	Includes 260,966 shares of common stock underlying warrants that are currently exercisable. Jonathan Satran, Tad Bender and Adam Furchheimer have shared voting and investment power over the shares held by Credit Suisse Securities (USA), LLC. The mailing address for Credit Suisse Securities (USA), LLC is 11 Madison Ave, New York, NY 11050.
(22)	Luke Gosselin and Vic Russo are the managing members of Fort Hill Investment Partners LLC, which has sole voting and dispositive power over the shares held by Aladdin Credit Intermediate Fund LTD, Aladdin Credit Offshore Fund II LP, Aladdin DIP Offshore Fund LP, Aladdin Intermediate Fund (Ireland) II Limited, Fort Hill Credit Partners I, L.P., Intermediate Fund (Ireland) Limited and MC Credit Products DIP SMA LP (the “Fort Hill Funds”) and/or investment control over the Fort Hill Funds. The mailing address for each of the Fort Hill Funds is 6 Landmark Square, 6th Floor, Stamford, CT 06901.
(23)	Includes 1,002,564 shares of common stock underlying warrants that are currently exercisable. Guggenheim Partners Investment Management, LLC has investment discretion over the shares held by each of CNI Charter High Yield Bond Fund, Copper River CLO Ltd., Guggenheim Life and Annuity Company, High Yield Loan Plus Master Segregated Portfolio, Indiana University Health, Inc., Kennecott Funding Ltd., Master Segregated Portfolio B, Midland National Life Insurance Company, Minerva Holdings LLC, NZCG Funding Ltd., Principal Fund, Inc.—Global Diversified Income Fund, Sands Point Funding Ltd., SEI Institutional Investments Trust—High Yield Bond Fund, SEI Institutional Managed Trust—High Yield Bond Fund, U.S. High Yield Bond Fund and Wilshire Institutional Master Fund SPC—Guggenheim Alpha Segregated Portfolio (collectively, the “Guggenheim Funds”). B. Scott Minerd is the CIO of Guggenheim Partners Investment Management, LLC and as such may be deemed to have voting and dispositive power over the shares held by the Guggenheim Funds. B. Scott Minerd disclaims beneficial ownership of these shares. The mailing address of each of the Guggenheim Funds is c/o Guggenheim Partners, 330 Madison Ave, 10th Floor, New York, NY 10017.
(24)	Includes 106,150 shares of common stock underlying warrants that are currently exercisable. Knighthead Capital Management, LLC (“KCM”) is the investment manager for each of Knighthead Master Fund, LP and LMA SPC for and on behalf of MAP84 Segregated Portfolio (together, the “Knighthead Funds”) and may be deemed to have voting and dispositive power over the shares held by each of the Knighthead Funds and/or investment control over each of the Knighthead Funds. Thomas Wagner and Ara Cohen are managing members of KCM, and Laura Torrado is the general counsel to KCM, and as such may be deemed to have voting and dispositive power over the shares held by each of the Knighthead Funds. Thomas Wagner, Ara Cohen and Laura Torrado disclaim beneficial ownership of these shares. The mailing address for each of the Knighthead Funds is c/o Knighthead Capital Management, LLC, 1140 Avenue of the Americas, 12th Floor, New York, NY 10036.
(25)

Includes 508,820 shares of common stock underlying warrants that are currently exercisable. Lehman Commercial Paper Inc. (“LCPI”) is the legal owner of 254,410 warrants exercisable for 508,820 shares of common stock, but is the beneficial owner of only 229,656 warrants exercisable for 459,312 shares of common stock. Lehman Brothers Special Financing (“LBSF”) is the beneficial owner of 24,754 warrants exercisable for 49,508 shares of common stock, under LCPI. The board of directors for LCPI and Lehman Brothers Holdings Inc. (“LBHI”) exercise investment control over the shares held by LCPI and LCPI’s wholly owned subsidiary, Long Cedar Plank LLC. The board of directors for LBSF and LBHI exercise investment control over the shares held by LBSF. Thomas Knott, Frederick Arnold and Michael Schmertzler are members of the board of directors for LCPI. Ronald Tanemura, David Pauker and Ken Grossman are members of the board of directors for LBSF. Frederick Arnold, Robert Gifford, Thomas Knott, Sean Mahoney, David Pauker, Ronald Tanemura and Owen Thomas are members of the board of directors for LBHI. The mailing address for LCPI is 1271 Avenue of the Americas, 40th Floor, New York, NY 10020.
(26)	LeverageSource IV Holdco, LLC is the sole member of LeverageSource IV, LLC. LeverageSource Holdings, L.P. with respect to Series IV is the sole member of LeverageSource IV Holdco, LLC. LeverageSource Holdings GP, LLC is the general partner of LeverageSource Holdings, L.P. with respect to Series IV. LeverageSource, L.P. is the sole member of LeverageSource Holdings GP, LLC. Advisors VI (EH), L.P. and Advisors VII (EH), L.P. are the general partners of LeverageSource, L.P. Apollo Advisors VI (EH-GP), Ltd. is the general partner of Advisors VI (EH), L.P. Apollo Advisors VII (EH GP), Ltd. is the general partner of Advisors VII (EH), L.P. Apollo Principal Holdings III, L.P. is the sole shareholder of Advisors VI (EH), L.P. and Advisors VII (EH), L.P. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III, L.P. Leon D. Black, Joshua Harris and Marc Rowan are the directors of Apollo Principal Holdings III GP, Ltd., and as such may be deemed to control the securities held by LeverageSource IV, LLC. The mailing address of LeverageSource IV, LLC is One Manhattanville Road, Suite 201, Purchase, NY 10577.
(27)	MatlinPatterson Global Advisers LLC is the investment manager for MatlinPatterson Global Opportunities Master Fund L. P. David Matlin, Peter Schoels and Michael Lipsky ultimately exercise shared voting and dispositive power over the shares held by MatlinPatterson Global Opportunities Master Fund L. P. and/or investment control over MatlinPatterson Global Opportunities Master Fund L. P. The mailing address for MatlinPatterson Global Opportunities Master Fund L. P. is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, 35th Floor, New York, NY 10022.
(28)	Includes 7,140 shares of common stock underlying warrants that are currently exercisable. Adam Savarese is a Managing Director of the business unit at Morgan Stanley & Co. LLC that holds the shares in the ordinary course of its business and as such may be deemed to have voting and dispositive power over the shares held by Morgan Stanley & Co. LLC. Adam Savarese disclaims beneficial ownership of these shares. Morgan Stanley & Co. LLC, a registered broker-dealer, is a subsidiary of Morgan Stanley, a widely held reporting company under the Exchange Act. The mailing address for Morgan Stanley & Co. LLC is 1585 Broadway, 2nd Floor, New York, NY 10036.
(29)	MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Credit Opportunity Master Fund, L.P. MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP), LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common stock beneficially owned by MSDC Management (GP), LLC. Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common stock, except to the extent of the pecuniary interest of such person in such shares. The mailing address for MSD Credit Opportunity Master Fund, L.P. is c/o MSDC Management, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(30)

Oak Hill Advisors, L.P. is the investment advisor for each of Lerner Enterprises LLC, OHA Asia Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Strategic Credit Master Fund, L.P., and Master SIF SICAV-SIF (collectively, the “Oak Hill Funds”). Glenn August and Robert Okun have dispositive power and investment control over the shares beneficially owned by each of the Oak Hill Funds. The mailing address for each of the Oak Hill Funds is 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.

(31)	The general partner of Oaktree Opportunities Fund VIII Delaware, L.P. (“Fund VIII Delaware”) is Oaktree Fund GP, LLC (“Fund GP”). The managing member of Fund GP is Oaktree Fund GP I, L.P. (“GP I”).

The general partner of Oaktree Opportunities Fund VIII (Parallel 2), L.P. (“Parallel 2”) is Oaktree Opportunities Fund VIII GP, L.P. (“Fund VIII GP”). The general partner of Fund VIII GP is Oaktree Opportunities Fund VIII GP Ltd. (“Fund VIII GP Ltd.”). The sole shareholder of Fund VIII GP Ltd. is GP I. The sole director of Fund VIII GP Ltd. is Oaktree Capital Management, L.P. (“Management”).

The general partner of Oaktree Huntington Investment Fund, L.P. (“HIF”) is Oaktree Huntington Investment Fund GP, L.P. (“HIF GP”). The general partner of HIF GP is Oaktree Huntington Investment Fund GP Ltd. (“HIF GP Ltd.”). The sole shareholder of HIF GP Ltd. is GP I. The sole director of HIF GP Ltd. is Management.

The general partner of GP I is Oaktree Capital I, L.P. (“Capital I”). The general partner of Capital I is OCM Holdings I, LLC (“Holdings I”). The managing member of Holdings I is Oaktree Holdings, LLC (“Holdings”). The managing member of Holdings is Oaktree Capital Group, LLC (“OCG”). The duly appointed manager of OCG is Oaktree Capital Group Holdings GP, LLC (“OCGH GP”). The members of OCGH GP are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone and, in their capacity as members, together have the ability to direct the management of OCGH GP’s business, including the power to direct the decisions of OCGH GP regarding the voting and disposition of shares held by each of Fund VIII Delaware, Parallel 2 and HIF. Each of the general partners, managing members, directors, unit holders and members described above disclaims beneficial ownership of any shares of our common stock beneficially or of record owned by Fund VIII Delaware, Parallel 2, or HIF. The mailing address for each of Fund VIII Delaware, Parallel 2, and HIF is c/o Oaktree Capital Management, L.P., 333 South Grand Ave, 28th Floor, Los Angeles, CA 90071.

(32)	Silver Point Capital, L.P. (“Silver Point”) is the investment manager of both Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. (together, the “Silver Point Funds”) and, by reason of such status, may be deemed to be the beneficial owner of all the reported securities held by each of the Silver Point Funds. Silver Point Capital Management, LLC (“Silver Point Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of all securities held by each of the Silver Point Funds. Messrs. Edward A. Mule and Robert J. O’Shea are each members of Silver Point Management and as a result may be deemed to be the beneficial owner of all of the securities held by each of the Silver Point Funds. The mailing address for each of the Silver Point Funds is 2 Greenwich Plz, Greenwich, CT 06830.
(33)	TPG Opportunities II Management, LLC, which is indirectly controlled by David Bonderman and James G. Coulter, has sole voting and dispositive power over the shares held by TOP Fund II, LLC and/or investment control over TOP Fund II, LLC. The mailing address for TOP Fund II, LLC is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(34)	Represents 719,646 shares of common stock and 143,430 shares of common stock underlying warrants that are currently exercisable held by 11 selling stockholders not listed above who, as a group, own less than 1.0% of our outstanding shares of common stock as of the date of this prospectus.

Relationships with Selling Stockholders

Certain of the selling stockholders or their affiliates acted as underwriters in connection with our initial public offering.

Each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer acquired its shares of common stock in the ordinary course of its business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Each of Barclays Capital Inc., Credit Suisse Securities (USA), LLC, and Morgan Stanley & Co. LLC is a registered broker-dealer and a selling stockholder. Each registered broker-dealer is an underwriter with respect to its shares of common stock to be sold from time to time pursuant to this prospectus.

For more information about our relationships with certain of the selling stockholders, see “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Investor Rights Agreement

In connection with our restructuring, on June 22, 2012, we entered into the Investor Rights Agreement with our new stockholders. The Investor Rights Agreements contains, among others, provisions granting our stockholders party thereto from time to time certain registration rights as described in further detail below and provisions related to confidentiality, holdback agreements and our public reporting obligations.

Registration Rights

The Investor Rights Agreement provides our stockholders party thereto from time to time with certain registration rights.

Under the Investor Rights Agreement, we are required to use commercially reasonable efforts to file and cause to become effective a shelf registration statement (on Form S-3 if permitted) for the benefit of all stockholders party to the Investor Rights Agreement, and any individual holder or holders of 15% or more of our outstanding common stock can demand an unlimited number of “shelf takedowns,” so long as the total offering size exceeds $100 million. The registration statement of which this prospectus forms a part was filed to satisfy our obligation under the Investor Rights Agreement.

Each holder or holders who own at least 15% of our outstanding common stock have: (i) one Form S-1 demand registration right per annum, which may be conducted in an underwritten offering as long as the total offering price is at least $100 million; and (ii) unlimited Form S-3 demand registration rights, which may be conducted in underwritten offerings as long as the total offering price is at least $100 million, each subject to customary cutback provisions.

Each stockholder party to the Investor Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Investor Rights Agreement, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ fees, discounts and commissions (subject to the exception described below), stock transfer and certain legal expenses. We are paying the registration expenses for the registration statement of which this prospectus forms a part and will be required to pay certain expenses of the selling stockholders, including one firm of counsel for the selling stockholders, for any shelf takedown under this prospectus. Under the Investor Rights Agreement, we have agreed to pay all underwriting discounts and commissions applicable to the sale of the common stock in connection with the first underwritten demand registration or shelf takedown by stockholders under this prospectus. In connection with the registrations described above, we have agreed to indemnify the stockholders against certain liabilities. In addition, pursuant to the terms of the Investor Rights Agreement, in November of 2013, we paid the underwriting discounts and commissions applicable to the stockholders’ sale of our common stock in our initial public offering, which were $0.72 per share, for a total of approximately $15.1 million.

The Investor Rights Agreement also contains certain holdback agreements that apply to each stockholder party to the Investor Rights Agreement. Generally, without our prior consent and subject to limited exceptions, the stockholders party to the Investor Rights Agreement have agreed not to publicly sell or distribute our equity securities for the 180-day period beginning on the date of pricing of our initial public offering and, if participating in a future shelf takedown or other underwritten public offering, during the seven days prior to the pricing of that offering and for the 90-day period beginning on such date.

Director Nomination Agreement

We entered into an Amended and Restated Director Nomination Agreement, dated as of August 2, 2013 (the “Director Nomination Agreement”) with investment funds and managed accounts affiliated with Paulson. Under the Director Nomination Agreement, Paulson has the right to nominate a director to our board of directors (the “Holder Director”). Paulson’s right to nominate the Holder Director to our board of directors will continue so long as Paulson holds at least 15% of our issued and outstanding common stock. The current Holder Director and current nominee for Holder Director at the Company’s 2014 annual meeting of stockholders is Mr. Chowdhry.

Under the Director Nomination Agreement, we have agreed to take all actions reasonably necessary to ensure that Paulson’s nominee is included in the board of directors’ slate of nominees for each election of directors, the nominee is included in our proxy statement for each stockholder meeting to elect directors and each replacement nominee is elected by our board of directors to fill a vacancy created by the Holder Director or as a replacement. If requested by Paulson, we have also agreed to cause the Holder Director to be designated as a member of each committee of our board of directors unless the designation would violate legal restrictions or the rules and regulations of the national securities exchange on which our common stock is listed. If the Holder Director is not Mr. Chowdhry, the nominee must be selected in consultation with our Nominating, Ethics and Governance Committee. Under the Director Nomination Agreement, if Paulson transfers at least 15% of our issued and outstanding common stock to a transferee, the nominating rights with respect to the Holder Director (and any successor in the event of a vacancy) may be assigned to that transferee, subject to our consent (which may not be unreasonably withheld) but may not be assigned to any subsequent transferees.

Indebtedness

Affiliates of certain of our stockholders, including certain of the selling stockholders, also currently own a portion of our indebtedness, including indebtedness outstanding under our term loan facility.

Debt-for-Equity Exchange

Upon our emergence from Chapter 11 bankruptcy proceedings, holders of our prior term loan, revolving loan, and 10.5% senior notes were issued post-emergence shares of new common stock pursuant to the final plan of reorganization on a pro rata basis. Certain of these holders of our prior term loan, revolving loan, and 10.5% Senior Notes were also equity holders prior to the consummation of the plan of reorganization. The amount of the gain attributable to the debt to equity conversion, net of elimination of fees and other charges, of $1,010.3 million, which is associated to the holders of our prior term loan, revolving loan, and 10.5% senior notes that were also equity holders prior to the consummation of the plan of reorganization, was charged to capital in excess of par value.

Indemnification Arrangements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our charter documents. We believe that these provisions and agreements are necessary to attract qualified executive officers and directors. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Other

Ms. Jill Greenthal, one of our directors, is a senior advisor to The Blackstone Group L.P. An affiliate of The Blackstone Group L.P. was an underwriter in our initial public offering.

A company controlled by Jason Lee Rhodes, an immediate family member of the Company’s Chief Executive Officer, performed web-site design services for the Company in 2014, 2013 and 2012. For the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012, the Company was billed $3,332, $145,986 and $316,368, respectively, for such services.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our amended and restated certificate of incorporation has an authorized capital stock consisting of 380,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of May 7, 2014, we had 139,994,391 shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our amended and restated certificate of incorporation and amended and restated by-laws, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

We are authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by the DGCL and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Corporate opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our existing stockholders or any directors of the Company who are not employees, consultants or officers of ours in a manner that would prohibit them from investing in competing businesses or doing business with our customers.

Certain certificate of incorporation, by-law and statutory provisions

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ liability; Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act of 1933, as amended (the “Securities Act”).

Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation provides that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware. Our amended and restated certificate of incorporation also requires us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. We also maintain director and officer liability insurance.

Special meetings of stockholders

Our amended and restated by-laws provide that special meetings of stockholders may be called only by the chairman, by a majority of the members of our board of directors or at the request of holders of 50.1% or more of our outstanding common stock. Stockholders requesting a special meeting must provide a notice to us with the proposed date, time and place of the meeting (which may not be earlier than 60 days after the date the notice is delivered to us (or 90 days in the case of special meetings called to elect one or more directors)) and the purposes for which the special meeting is being called. The stockholders requesting the special meeting must also comply with the requirements that would be applicable if the stockholders were proposing to nominate a candidate for election as a director at an annual meeting or proposing a topic for consideration at an annual meeting. Except as described above, stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting or to require that our board request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting or under the circumstances described above.

Stockholder action; Advance notice requirements for stockholder proposals and director nominations

Our amended and restated by-laws provide that stockholders may take action by written consent if the consent is signed by holders of our outstanding shares having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and the stockholders seeking to take the action provide us with the same information that would have been required to be provided if they were proposing to take the action at a special meeting of stockholders.

In addition, our amended and restated by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated by-laws, including, but not limited to, information with respect to the beneficial ownership of our common stock or derivative securities that have a value associated with our common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our common stock. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following our initial public offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Directors

Our board of directors currently has nine members. Each of our directors will serve for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

Our amended and restated certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of directors.

Business combinations with interested stockholders

In general, section 203 of the DGCL prevents an interested stockholder (which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. We have elected to opt out of the provisions of section 203. Accordingly, we will not be subject to the anti-takeover effects of section 203.

Forum for adjudication of disputes

Our amended and restated by-laws provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our amended and restated by-laws, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

National securities exchange listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HMHC.”

PLAN OF DISTRIBUTION

We are registering common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, including the underwriters’ discounts and commissions for the first underwritten demand registration or shelf takedown by stockholders under this prospectus, as well as other offering expenses payable by us.

Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling stockholders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling stockholders.

The shares of common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including NASDAQ;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of common stock by a broker-dealer, financial institution or selling stockholder would involve the sale of such common stock that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of common stock, a broker-dealer, financial institution or selling stockholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the common stock to close out such short positions, the broker-dealer, financial institution or selling stockholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling stockholders, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling stockholders for the sale of any common stock being offered by this prospectus.

The common stock is listed on NASDAQ under the symbol “HMHC.”

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In the Investor Rights Agreement, we have agreed to indemnify or provide contribution to the selling stockholders against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act. In addition, we have agreed to pay substantially all of the expenses incidental to the registration of the common stock, including the payment of federal securities law and state “blue sky” registration fees, and, except for the first underwritten demand registration or shelf takedown by stockholders under this prospectus, we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of common stock.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits and schedules, under the Securities Act with respect to the common stock offered for sale from time to time pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us and our securities. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we will file electronically with the SEC.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website once they are filed with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 27, 2014 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2013);

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2014; and

•	our Current Reports on Form 8-K, filed on January 16, 2014, February 6, 2014 and March 6, 2014 (with respect to Item 8.01 and the exhibit filed pursuant thereto only).

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Houghton Mifflin Harcourt Company

222 Berkeley Street

Boston, MA 02116

Attn: Corporate Secretary

(617) 351-5000

Our Annual Report on Form 10-K, our Definitive Proxy Statement and other reports and documents incorporated by reference herein may also be found in the “Investor Relations” section of our website at http://www.hmhco.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

115,972,361 Shares

Houghton Mifflin Harcourt Company

COMMON STOCK

Prospectus

May 12, 2014